WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2020

The Company claims exemption from the provisions of Section 403.4 of the Regulations under Section 15C of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i), (k)(2)(ii) and of Rule 15c3-3 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as of and for the year ended December 31, 2020 and, therefore, is not required to present any information relating to possession or control requirements.

See accompanying report of independent registered public accounting firm.